Filed by Selina Hospitality PLC pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: BOA Acquisition Corp.
Commission File No.: 001-40102

Selina Investor Presentation

Tuesday, October 18th, 2022

4:30pm ET

Mark Moran, CEO—Equity Animal: Greetings and welcome to the second of three Twitter spaces events for Salina’s Road Show that’s going to be focused on retail investors. We have an investor presentation that will be linked on a pin tweet at the top of this feed and is also available on the company’s website. On the website, click investors towards the bottom of the homepage, which will take you to the company and investor information page.

Scroll down and select investor present. Before we begin, I want to remind everyone of our safe harbor statement. It’s posted at the beginning of the investor presentation. It reminds you that you may see or hear forward looking statements that involve risks and uncertainties. We disclaim any obligation to update information disclosed in this call as a result of developments that occur afterwards.

I also direct you to the explanation of non-GAAP measurements that we may use on slide three. I’m Mark Moran, CEO of Equity Animal. Here we’re joined by Steven O’Hayon, Head of Strategy of Selina, the largest lifestyle hotel business in the world, as well as Sam Global Head of Corporate Development.

Selina launched in 2015 with the mission of inspiring authentic and meaningful connections through the world’s first work, stay, and play ecosystem. On December 2nd, 2021, Selina entered into a definitive merger agreement with BOA Acquisition Corporation. Ticker, “BOAS,” the closing of which is subject to customary conditions, which will result in Selina becoming a publicly listed company under the ticker “SLNA.”

The shareholder vote will be October 21st, 2022. Traditionally, when a company goes public, they put out a road show presentation using many investment bankers and advisors to speak with institutional investors and other high net worth individuals about the company, it’s background, its vision, and its financials.

But here today, Selina. Is working with us in an effort to continue the process of what will be the first roadshow presented to the broader public. They’re leading the charge of democratizing access of information to all investors, not just the institutional ones. By being here on Twitter spaces, we’re utilizing a new medium of communication with the intent of providing transparency, access to manage.

Democratizing the flow of information to all potential investors. Now, as part of the first roadshow for retail investors ever being hosted on Twitter spaces, we’ll be hosting one more of our spaces on Thursday, which will have a question and answer session open to all. A copy of the investor presentation is available at the pin tweet at the top of this spaces.

And so that being said, is my pleasure to introduce Steven, and Sam to begin this. Now we’re going to occasionally be referencing slides within the investor deck throughout today’s conversation that, and we’re going to go through and discuss various aspects of the Selina business model, how they’ve built the largest lifestyle hotel business in the world.

And so I’d encourage you to click the link to enjoy the investor presentation and follow along. That all being said, how’s everyone doing guys? Should we kick it off? Yeah.

Steven O’Hayon, Head of Strategy—Selina: So, that was the alarm to start the meeting…

Mark Moran: Exactly. The timing is right. So, you know, I think, um, one of the things, first to kick this off is to give, the audience an idea of who you guys are. So I’d love to hear a little bit about everyone’s backgrounds, prior experiences, and then what led you to Selina in the first place. Before we jump in into exactly what Selina.

Sam Khazary, Senior Vice President and Head of Global Corporate Development—Selina: Yeah, so look, I’d spent a lot of time working with, with Selina in my past life. Rafi and Steven called me one day and said, do you want to join this amazing company? When I first started, met them, I thought it’d be an amazing place to work and, you know, I seized the opportunity.

They told me I never have to wear a suit again, and I could have a lot of fun while doing it. We are the brand for the future and the next generation. I believe in everything. I live the lifestyle. I believe in everything that we are doing and everything that we’re building. I live, we, and like I said, we, we live the lifestyle. I live that lifestyle, so it’s very on brand for me and my own brand.

Steven O’Hayon: Thanks, Sam. First thanks Mark for, for putting this together. It’s well appreciated and it’s a nice opportunity for us to tell our story to as many people as interested to hear it. I’m Steven and I’m in charge of strategy at Selina.

I’ve been doing this for the last six and a half years from, from basically day one of, of the building of this company. Before joining Selina, I was similar to Sam wearing a suit every day, working a big fancy corporate job in New York. From the moment that I joined Selina, I think the first two years.

T-shirt and shorts and sandals and not, paying rent anywhere in the world and just traveling around looking for hotels to, to take over. Six years later, here we are with over 160 hotels around the world and 25 countries, and a lot of growth and a lot of lessons learned and a really, really, really nice brand that we’re very proud of.

So it’s been a great experience. A nice journey. With this milestone of going public, it’s really the beginning of something, something new. So we’re really only just getting started.

Mark Moran: I love it. I love it. Now you both mentioned specifically the brand of Selina, so I’d love to hear from both your perspectives. What exactly is the brand of Selina and how did we get to this point? Now that you guys are going public.

Steven O’Hayon: Sure. I’ll start actually with the, with the second question of how we got here and how, and why we’re going public. I think that the fate of this company from the moment that we started was, was exactly where we are today.

I think we were born to be a public company. We were never interested in building a company quickly and getting it acquired by a big brand. We were never interested in building a small company with three or four hotels and being very happy with that. We always had a big ambition to put this product in as many places of the world where the generation of travelers that, that are experiencing the Selina brand want to experience it.

And wherever people are seeking unique experiences, we want to be. And that’s always been our vision and our mission. So from day one, we wanted to keep growing and have access to capital. And I think that when the opportunity a couple of years ago presented itself to prepare ourselves to be public, we took advantage.

And we needed to do some things at the corporate level to prepare ourselves better, like bring on a public company, CFO and a public company general council, and surround ourselves with public company advisors and bring people like Sam to the table as well. Because the existing management and myself and the founders had no public company experience.

We built this brand just through our instinct and our intuition. But the milestone of going public is a very technical one. You need that kind of leadership and that kind of management skills. So we did all that and today the milestone is in front of us and we’re very excited about it.

And the market is in a situation where we can’t hide away from it or avoid it or not talk about it. It’s not in a great situation. So, it’s, it’s going to present a lot of challenges for us. But at the same time, if we put our heads down and execute and deliver and be focused on running this business.

We are, we truly believe that we’re on something very special. So I don’t have a doubt about, about that being the ultimate future of this company. In terms of your question of the brand that we built and how we built it, Selina has always been a brand that target. A generation of travelers that want to be disruptive, that want to be innovative, that want to blur, the lines between work and play and live and stay.

So building a brand for this generation, felt right and felt authentic and felt something that we connected with. You see it today, I think that one of the things, that we’re most proud about on top of obviously building out scale and, and infrastructure is the brand that we’ve built and the way that our target demographic resonates with that brand.

We have higher NPS scores and every other hotel company in the world, 65% of the guests that come to Selina make a friend. You’re literally leaving the Selina experience feeling like you created a new friend. And that’s something that brings you back and gives you an emotional attachment to our brand.

We’re very proud of that. Over 30% of the people that stayed in Selina so far this year had been to a Selina before. All these nice stats while at the same time being a very, very young company. Were only six years old. And the first two years we opened one hotel a year, and the last two years was, or two and a half years was, was Covid, right?

So we only had two, three years of significant growth. And within those two, three years, we became, um, one of the largest lifestyle hospitality platforms in the world by, by footprint. We have 163 hotels and nobody is close. We’re only just getting started. So, I think there’s a lot of, there’s a lot there that we’re very proud.

Mark Moran: That’s great. Now, one of the things that you said, Steven, cause you’ve been with the company since there were two locations and you guys have now grown to 163 locations across 25 countries, six continents. But really what is it specifically about the Selina business model? You know, understanding that you’re one of the largest lifestyle hotel brands in the world.

And I think it’s interesting for those falling along in the presentation to look at slide seven about who you group in this lifestyle hotel category. But what is it specifically about Selina that makes you guys different from your traditional, uh, hotel corporations as well as the lifestyle hotel?

Steven O’Hayon: Yeah, look, I think that there is something that we understood very early on. A couple of things that we understood very early on that dictated the way that we were going to grow and the scale that we were going to achieve. And those things are first this really, really clear mismatch between supply and demand within the hospitality ecosystem.

At that point, so on the one hand you have 17 million hotel rooms around the world, but we estimate that just two or 3% of those hotel rooms are explicitly targeting millennials and Gen Z. And on the other hand, millennials and Gen Z represent 40% of the global hospitality demand. They spend 300 billion a year on travel and there’s not enough product that is explicitly targeting them. Right.

So when you see that mismatch, you say, Instead of, if I want to build a brand for S and Gen Z, I don’t actually have to build hotels from scratch. I don’t have to go and buy land and spend three, four years developing it and come every day waiting for the contractor to come and bring the mater, the construction materials, et cetera, and get in charge with permits and get in all these like complicated things.

I can actually take over existing hotels that are sleepy, boring, underutilized. And I can convert them very quickly and very cheaply into a product that my customer demographic is going to care about and is going to enjoy. So if you look at everybody else on that slide, those are groups of hotel companies that are developers.

They’re going out and doing what I said, They’re buying land, they’re taking their time. And that’s nice. And I actually like all of their products, I can stay in those hotels and I can enjoy them, but they’re not able to pick up scale, right? And so in only six years we’ve been able to scale because we’ve identified this gap in the market of going out and finding these underutilized hotels and very quickly converting them.

And then the second thing that is important to understand about how we built the business, and what we uncovered is that when we, when you think about our target demographic, 30 year old average age customer, which is the average age of our customers, they don’t give value to marble floors and chandeliers and really expensive finishes, right?

What they want to do is be surrounded by interesting people and great design and good food, and really good music and nice lighting, and a place where they can feel comfortable, and you can deliver all of those things without a lot of money and without a lot of investment and without a lot of time.

Right? So taking these existing hotels and converting them, using our conversion model can deliver all those things. Great design, great food, great people, great music, great experiences, things to do in a comfortable bed to sleep in. And you could do it fast and at scale, and that’s why we’re able to be where we are today.

Mark Moran: And so before we get into how you’re able to democratize price with the setup of the Selina Hotels, I wanted to ask, you know, is there a certain process that you use to identify these locations that you’re able to go in and essentially, you know, give a massive revenue uplift to from their previous operators? Or what specifically is it that fuels that and thus the expansion of the.

Steven O’Hayon: So there’s a few things that we do. One of them, and the most important one, which is technology that we built, called, we call it without, for lack of creativity the Distress Asset Finder which is a tool that we created, a kind of an algorithm that allows us to, in every market or submarket in the world.

Map out every single hotel in that market. Rank the hotels by, let’s say, level of distress. Which ones would fit the most with our product? Right? Ones are the right size, have the right facilities, have, you know, maybe blurry pictures on booking.com, so nobody’s going to go visit them or low occupancies and low rates.

And that rings a bell in our system and says, hey, go and approach that hotel. Right. So we’re able to, in every market kind of categorize which of the hotels that make sense for us, and then without having to go to brokers and without having a lot of expensive cost. Deploy, deploy our own teams into the field and directly approach the owners of those hotels and start negotiating a way for us to take over those assets.

Right? And that’s the sourcing model. What makes the conversion model very interesting is that once we step into the hotel and we start converting it, We’re able to increase the amount of people that can stay in the hotel. We’re able to increase the amount of spaces within the hotel that are generating revenue.

And then we’re able to invite the local communities to also consume at the property, right? So a hotel that might have had 50 or 60 rooms, and in the lobby there’s a small room that people have breakfast in, and then in the mezzanine area. A small room where with like five computers, where people work from and that’s like the conference center.

And that’s a really old school hotel. We can come in and activate the ground floor and put a coffee shop in a small grab and go and activate the rooftop and open a bar and create really high energy food and beverage experiences and go into the underground and make a nightclub and do a HU like bustling co-working space.

And all of a sudden there’s more places to spend money. There’s more people in there, and all of a sudden it becomes a local hub like where people can come and enjoy drinks after work or lunch during the day, or wellness or yoga in the morning, or work from there during the day. That is how we’re able to do the uplift that we do.

Right. So the sourcing through our own in infrastructure, the conversion with the formula that I just described, and that’s like the math that gets you to where we at today.

Mark Moran: Fantastic. Now for those following along in the investor presentation, looking at slide eight, you’re able to really create this complete. Whole life cycle experience that’s at a democratized price. One thing that I think is very unique about you guys is the way that you approach rooms in that, you know, if I’m someone fresh out of college, I’m going to have a different budget than someone who’s 35. And you know, maybe you could talk about how your customers are able to grow, as their incomes grow, and how you oftentimes are servicing the same people just in different ways for, you know, eight to ten.

Steven O’Hayon: Yeah, and it’s a, it’s a nice question because it’s been true to the brand since the moment that we started the first hotel of Selina. We have a really wide range of accommodation options. You can spend 20 bucks a night and rent a bed in a dorm room with seven other people that you never met before, and that makes you feel like you’re in kind of a hostile environment, like a youth hostile environment.

Or you can spend, if you’d like, $300 a night and have a beautiful private room with a private bathroom and with a projector that comes down. You can watch Netflix and have an espresso machine, and popcorn machine and all the amenities that you’re expecting today from a, from a hip, modern hotel.

But when you spill out into the common area, Everybody’s going to be wearing jeans and a t-shirt, right? Or their bathing suits and tank top. And everybody’s going to be paying the same for the mojito, for the beer. So there’s not going, it’s not going to be like, Okay, if you spend $20 a night on your room, here’s the bar that you have to go to, and if you spend $300, here’s the bar that you have to go to.

That doesn’t matter to us, right? We just want to give everybody the ability to come and experience and to come and stay. It doesn’t matter how much you wanna pay for what you sleep in, we don’t care. We want that and for the experience side of things, it creates this wide range of profile of people that are there that make the interactions, the social interactions at the location really fun.

I don’t know how many people on the call have been backpacking or been traveling, but backpackers are awesome because they are all the time trying to meet new people and asking questions. Want to know where you’re coming from. And so if you’re staying in an environment like that, you know that it’s always going to be social. And social is what drives the value of Selina always.

Mark Moranl: So I’m curious in talking about the various aspects of this experiential experiments, you know, for me, looking at this, if I’m someone, I’m curious as to what my day will look like in a Selina location. I know you guys were very early on the co-working trend, which obviously has been very exacerbated by Covid.

So potentially, could you walk us through what a day in the life looks like and then also with an eye towards how the revenue breaks out per that? Is all the money coming from people essentially just staying in the rooms or what does it look like in terms of food and beverage spend and then other aspects that Selina has?

Steven O’Hayon: Yeah, look, you have to remember Selina exists in the 163 places I said, but in many types of places, right? We’re in cities and that’s obvious, but that’s not exciting. We’re in mountains and beaches and jungles and forests and deserts, and we have places where you sleep in a tent and you’re glamping all day.

And we have places where you sleep in the middle of the Amazon jungle and you have a mosquito net around you, and we have places where you sleep with others, right. In a shared experience we have places that you sleep in a beautiful room in, in the middle of the city, and so depending on the hotel that you’re going to be at, if the type of experience that you’re going to get, right.

But to your last point, what’s really important for us is that you’re able to interact and experience everything. About half of our revenue comes from non-accommodation. Accommodation means the sleeping, right, renting the bed, or renting the room. So that only represents half of our business.

The other half is food and beverage and experiences and content and programming. And in every single Selina, there’s always something going on, and that’s what’s important for us. There’s always local content, local programming. There might be a running club in the morning or a yoga class in the morning, and there might be a live event in the evening.

A band and or some sort of concert or a cooking workshop in the afternoon, or a family dinner amongst all the people that are there that organize it themselves or organized by Selina. And there’s welcome drinks every night and there’s always moments within your day where you can interact with the other guests that are there.

And that’s really important for us. And the last point about that and about the revenue breakout is that because our food and beverage products have been so successful and because experiential products have been so successful. The amount of activity that we’re seeing from non-guests, from people that are not staying in Selina is also huge.

So about 60% of the revenue that we generate from food and beverage is from non-guest people that are either living within the communities and coming there, as I said, for a beer after work or for lunch during the day or for dinner or whatever. Or they are people that are visiting the town and staying in other hotels, but those hotels are not active and not buzzing at night, so they’ll come to Selina.

That’s happening all over the world. And so it’s really about building this destination, building the place to be in every single place that we’re out in the world, regardless of the type of experience.

Mark Moran: Fantastic. And one thing to touch on with the onsite experiences is that you guys have really started to diversify there when it comes to SIMS.

You know, with the production of music festivals and various large scale events as well as mantra. Would you be able to talk a little bit about that as well as the strategy as you continue to grow and provide further experiential capabilities?

Steven O’Hayon: Yeah. Great question and I think you mentioned Mantra, but there’s more. I’ll touch on that now.

The way that we think about our, let’s say, strategic roadmap for the future and what we’re really building. Of course, you know, I describe the business as a hotel business cause that’s the easiest way to describe it. But really what we’re doing is the following. Right? Until now, we’ve been really good at finding physical places in the world where we should put our flag. Right. So we do that, you know, we’re at 163 today, we’re opening about 40 per year. 30 to 40 per year. And we’ve done that really well. We’re in 25 countries and we have a lot of people coming through the hotels and they all look beautiful and they’re operationally sound and there’s activities to do and there’s, you know, food to eat and places to stay, et cetera.

Right? But when you have a network of physical spaces around the world, and you want to make the most out of it, it’s one thing to open a hotel, it’s another thing to start activating those spaces in more ways than just hospitality, right? So we find that in a lot of our spaces when occupancy is low or when our guests are coming through, if there’s other ways to create value from those spaces by deliver.

More and more unique experiences and unique content, we should do it right cause that’s going to create a lot of value for our ecosystem. And so what we’ve done is create these kind of horizontal brands that run across the entire infrastructure that are asset, like brand. They don’t hold any inventory.

They’re not leasing space long term. But they’re operating experiential businesses or content like businesses that will create much more value and give much more value to our guests when they’re traveling. So, SIMS, as an example, is a music production business or festival business.

SIMS is a brand that has created a huge following base and has access to a lot of local talent, DJ’s, musicians, artists all over the world. And SIMS produces festivals and produces events. And when they find, they take over Selina hotels, and they activate them with the with SIMS type of events.

And they’re doing today like seven to ten events per week all over the world. Right? And they’re putting their stamp on it, and everybody knows it’s a sims party and people are going for it. We’re about to do one in Morocco next weekend two or three days event in the middle of the desert in our newest Selina there in the Agfa Desert.

So we’re really excited about that. But it’s a business that we build layered on top of the physical infrastructure mantra is the newest one that we partnered with a coup couple of weeks ago. Mantra is a retreat business. We’re doing wellness retreats both for consumers, B2C and also for businesses.

Wellness Retreat is a massive market. It’s $300 billion a year of retreat business and only growing, right? So same thing. Companies that want to take their employees on retreats can hire mantra, and Mantra will operate those retreats in Salina, places around the world, right? And they can do it in Portugal or in Costa Rica or in Panama or in the US right?

They have access to all these places around the world and the local teams that are there. And so it’s another way for us to create more value from our physical spaces. Remote Year is the last one. Remote Year is the one that we’ve had in our portfolio for the longest, but Remote Year gives people the ability to travel for long periods of time and work remotely while they’re traveling.

And same thing, they’re using Selina infrastructure, Selina offices and accommodation options to give to their users this experience.

Mark Moran: When when you’re talking about this specifically with say, Mantra, it seems like there’s a big opportunity for partnerships with larger corporations who want to do various types of retreats for their companies, or I know that you recently announced something with Fiver.

Could you talk a little bit about the potential there and the outlook that you see for the future?

Steven O’Hayon: Yeah, I think it’s more than just Mantra, right? It’s the entire Selina ecosystem. I can come right now to a company and tell them, look, you have a really big problem because all, your employees want to work from home, or they want to travel and see the world and get inspired by the world while still working, right?

Employees today want to have flexible lives and employers are noticing, and they’re starting to create flexible work policies, right? Come to the office three days a week, or four days a week. Now, if I come to a company and say, Listen, give to your employees the Selina product as a benefit, right?

Tell them that they can, you know, trust me that I have coworking infrastructure and good quality, safe places around the world where your employees can come and work from nice spaces, while at the same time learning how to surf or meeting other people, learning a new language, exploring the world, et cetera.

So why don’t you give that benefit to your employees and tell them, Look, seven days a week, seven days a month, you can work from anywhere that you want in the world. I have a partnership with them. Okay. Or, you know, Three months a year, you can work from anything in the world. And I have a partnership with them and I can tell the company that on top of you giving that to your employees, I will also make sure that you have three offsites a year using the mantra brand.

Uh, and I will operate it for you. And that’s going to be a wellness offsite where it’s going to be bonding between your employees and everybody’s going to be happy. And that’s going to form a better culture in your company and more interaction with your employees, et cetera, and more productivity in the long run.

Or I can tell you, look, we’re gonna have a Sims Festival and I want you and your entire company to come for that. Right? So I’m offering to companies now, not just the mantra product or the Selina product, I’m offering the entire world, right? And that’s something that I think is going to be a huge driver of growth for us in the mid, in the midterm to long term, because we’re going to be able to capture that the, the partnership with Fiver is exactly that.

The partnership with Fiver is letting people that work in fiber or are suppliers of fiber, um, do their work from Selina locations around the world. And that’s something that we can continuously prove works because of how much we’ve invested in wifi and infrastructure, in facilities and experiences, etc.

Mark Moran: So when you talk about that investment in all the physical aspects of Selina, it really makes me think of, and I want to encourage everyone to click on the investor deck, in the tweet that is pinned to the top of this space.

In looking at slide 24 of this pyramid that you built, the base of the physical network of, of hotels and accommodations, and we can now understand this diversified revenue base that’s going into the experiential aspect, but how do you guys foresee yourself being able to create this community, especially as you’re continuing to expand?

You’re already on six continents, but the expansion in America has started recently with the New York Chelsea location and then in Washington DC too. But would love to hear a little bit about how you’re going to evolve into this ecosystem of community.

Steven O’Hayon: Yeah, look, community is a buzz word that people are throwing around all the time.

We are very sensitive to not overuse that word, but at the end of the day, people are using our product multiple times a year in multiple ways, every single time, right? Trying to get as many experiences as they can. And when you do that, you’re creating a lot of frequency of interactions with your guests, right?

And all that you want is for them to be loyal to your brand and form a community around your brand, right? So we have many communities today. We have local communities in every hotel. We have guest communities, we have co-living communities, people that are like literally living in Selina and jumping around different Salina’s around the world.

A few thousand people that are doing that, and they’re a nice community and they gather on Facebook, et cetera. But what we really want to achieve, like the pinnacle of that pyramid is that once we have the physical layer, right, and then once we’re able to layer on top of that all these different experiences, we are able to create this like holistic ecosystem that will allow us to interact in many, many ways with our guests and the old school way of, capturing value from that was to create a loyalty program, right?

And give points every time that somebody stays at Selina, et cetera, and then rank them. We we’re not probably going to do that. We think that there’s other more creative ways of capturing value from this community. And on the business side, capturing kind of more recurring revenue streams of income.

And that’s through. Potentially offering some sort of membership program, giving our guests the ability to pay some small monthly fee, and then they have access to discounts around the world. They have access to co-working in every place that they are. They have a global office. They have a global home.

They get maybe access to two festivals a year in their own country. Two retreats a year in their country. There’s something that we can create around everything that we’re building that will make our guests really feel part of our family. And that’s, I think, something that we are not yet ready to launch, but very soon we will. I think it’s going to be a game changer in hospitality.

Mark Moran: That’s really helpful. And thinking about the number of repeat guests you have, the connections that, you know, two out of three customers are reporting as leaving, having made new friends. It makes me think about the brand ratings and specifically this NPS benchmarking, which for those following along on the investor deck is on slide 18. Would you be able to talk about what exactly the NPS benchmarking is and then Selina’s performance in comparison to your traditional hotels?

Steven O’Hayon: Yeah, so NPS is a global standard of measuring satisfaction. I think it’s just one question which you ask how likely are you to recommend this experience to a friend.

And I think that’s how people are measuring satisfaction with the experience. When you take a look at the more traditional, large scale boring hotel companies in the world, their NPSs are not high. People are going and they might have a fine experience, but they’re not saying, This is something that I wanna really recommend to a friend.

Selina, in September, broke our own record of nps and we’re constantly improving month over month. We’re at 54 as of September and we have bigger goals, but it’s a big portfolio of hotels where across the entire portfolio being at 54 being 17 points higher than the next. Brand and being, I think it’s around 70% higher than the median of, of our peers is a really nice feat.

It’s a really nice data point that allows us to prove that the Selina experience is something that people really enjoy and really resonate with. Hopefully we can keep improving on that.

Mark Moran: Fantastic. And, and I think that really speaks to, on slide 22 of the investor deck, your positioning of you’re kind of in the middle, uh, you know, when you’re looking at. Operational excellence at scale compared to the large guys, but it’s the uniqueness that really differentiates you from them. And you’ve been around for six years, but for, say, a Marriott at Hilton, it takes 60 to 70 years to create that brand value. What, what has it been that has been the key to success or, or keys to success, if you will, for Salina’s?

Steven O’Hayon: Look, I, I think first of all, we’re not at the, at the place that we want to be yet, and I think that’s what we’re trying to illustrate on that, on that chart, right? If you think, if you think about the y axis being uniqueness of experience and the X axis being operational excellence at scale, nobody’s been able to solve both, right?

Everybody that is creating a experience and an authentic experience is doing it in one or two or 10 maximum places at a time, right? Nobody’s been able to do that and replicate it, right? Nobody’s. Scaling uniqueness, Okay. Just doesn’t work, right? Every scaled business in the world, McDonald’s, Starbucks, Hilton, Marriott, they’re just copy paste, copy paste, copy paste.

And they’re great businesses, but they’re not unique and they’re not authentic. And when you think about the customers that we’re going after in the world that we’re living in today, um, this, this generation of travelers, they want that, right? They want to go. Small town in Costa Rica stay in a hotel, and the people that are coming there for drinks after work are local people.

The art on the walls is local art. The experience is something that is authentic, right, to people that are working in the co-working or small businesses that launch their. They’re coming to work every day and and the activities that they’re doing during the day is surfing. Because that’s what everybody else does.

Like, that’s what people want when they travel. So nobody’s been able to create scale and uniqueness of experience at the same time. And that’s what we’re trying to do. And it’s not easy at all, right? It’s not easy to manage 300, um, differentiated local. Food and restaurants and bars around the world, right?

So we have to become operationally excellent. In order to be able to do that, we have to become probably the most operationally excellent brand in the world in order to be able to do that. And to be honest, today, we’re not there yet. Right? So the key focus of our business today is that, is trying to figure out how to create standardized experience or not a standardized experience, right?

We, we say the following, we’re trying to. Not standardize the product, right? Because that’s what all the other people do. They, they give you the same product every time. We want to give you a different product every time, but we want to standardize the processes that we undergo in order to deliver a unique product every single time.

And that’s a big challenge. That’s what we’re ultra focused on now, is trying to find a way to become really excellent operators. , um, um, like diligent and disciplined in our operation and in our methods and in our standard and in our processes, but surprise you every single time, surprise our guests every single time while making sure that they feel that no matter which scene on the world that they’re going to go to, there’s a certain level of standard they’re going to experience, right?

They’re going to have a certain type of bed and certain type of sheets and certain type of water pressure. Um, certain type of amenities, but the experience is going to be a little bit different every time. And that’s what we’re, we’re off to try to.

Mark Moran: So in speaking about the uniqueness of experience, I’d like to hear a little bit about how you go about doing that because you’re expanding so quickly with this asset life business model.

Is it very heavily dependent on the local managers of the hotel? How do you go about sourcing who your partners are and also, you know, for these leases? How long are they, can you get out of them early?

What, what does this look like just to be able to ensure that as you grow. And become a public company that the same uniqueness is, uh, able to continue to be at all the new locations.

Steven O’Hayon: Yeah. Couple of questions there. I’ll, I’ll divide them, I’ll get into leases in a little bit, but, um, the, the, the primary way that we ensure our locations are. Unique and local and authentic and all those buzz words that I’ve been using every single time is by ensuring that the team that operates the properties are local, right?

And the artists that created the properties are local. And the furniture that we’re using to design the property is furniture that we’ve secured and. Locally. So all those things are rules that we have internally that we have to be able to abide by every time that we open a new location. One of the most interesting things that we do is in every single property that we open, we create what we call an experience board, like think of like a board of directors, but experience board of directors, the board of directors of this property that’s going to be sure that the experience of this location is every single time unique.

And we curate these experience boards by finding. Coolest or the most hip, you know, designers or artists or food and beverage people, creators of that market or of that town. We choose maybe two or three of them, and they become the board of that location. And they’re not people that work for Selina.

They’re, we’re not paying them. We’re they’re kind of brand ambassadors. What they’re doing is they’re helping us design the space program, the space. Make the space feel like a home for them and all of their local friends. And I think that by doing that by deploying that strategy, we’ve been able to guarantee every single time a really interesting, unique place.

So every property around the world has experience board. The experience board is made up of people that come from the content industry. Music or art or wellness or f&b, et cetera, and they’re the ones that are telling us what that property needs to do, right? I can’t be arrogant enough to think that from my office in London or Tel Aviv, or I am now, I can tell the team of Lima, Peru, what they need to do on Tuesday night, right?

What content they need to deliver or. Then they need to bring to the property to, to do music. I’m, I’m not gonna be able to do that. There always has to be a local team, local experience board that knows the market well enough that says, Okay, tonight we’re gonna have a hip hop party.

And so that’s all the time outsourced to the local team. While at the same time, global teams giving guidelines and SOPs and standard operating processes and all the things that I mentioned are the big challenges, and making sure that, um, the process, the right process is being followed so that the product at the end is something.

Mark Moran: Fascinating that, that really helps me understand. It also helps me understand why, uh, when I applied for the local experience board for the Chelsea location, my application was denied for not being cool. Yeah.

Steven O’Hayon: Thank you. So didn’t have the right contacts.

Mark Moran: I, I’ll reapply again. We’ll see, We’ll see next year. It can always help. But, you know, in moving a little bit into the financials, obviously as you touched on in the beginning, it’s, it’s a tough time in the markets, especially for a. So I’d love to hear why now is the right time for you guys to go public, Uh, and also maybe a little bit about your spa partners too. Uh, for the audience’s background.

Steven O’Hayon: Yeah, sure. Look, I said it in the beginning of the call. We, we, we built this company, uh, to be public. We always were supposed to be a public company. The opportunity presented itself about a year and a half ago, and it was the right thing to do for this story. We still very much believe that; we’re extremely excited about being public.

We actually had today our first unofficial board meeting with our new board of directors, which we announced recently. High profile people that we can learn from a lot, that we’re really excited about. Everything that, that it takes to have to be this, you know, in public company and public company governance.

Our SPAC partners, BOA, is a team of individuals that, some of which we’ve worked with in the past. A lot of credibility in the financial markets and in the real estate markets in the us people that we really trust and admire. And I think that when they approached us to take this company public we didn’t know what SPAC even was two years ago or a year and a half ago, we quickly realized that it was something that would make a lot of sense for us and would allow us to tell our story to more and more people and bring this product and this brand to more and more places in the world.

And for that reason, we, we chose to do it. Here we are a few days away from, from closing the transaction, hopefully, subject to certain conditions. As I said in the beginning, and I, and I’ll say it again, I think it’s going to be a nice milestone and nice celebration.

We are here to run a marathon, right? We’re not here to take the company public and go home. We’re in a market and we’re in a world where the moment that you ring the bell in Nasdaq the day after you go back to the office and back to work. And I think that’s the culture that we’re going to bring to the table now because we have to really focus on continuing to build this business and grow it and create value for our shareholders.

Mark Moran: Phenomenal. So speaking of growth, and again, want to encourage anyone who’s not to click the link to the investor. At the pinned tweet at the top.

When I look at slide 30, you guys have had some tremendous growth. So we’d love to hear you talk a little bit about what you think the most important metrics are for potential investors to understand.

Steven O’Hayon: Yeah, I think that, you know, when it comes, one, one thing when thinking about growth is just thinking about size of operation, right? Like footprint, which I’ve mentioned a few stats today, we, we count number of locations, number of countries, number of bed spaces, bed spaces, let’s say our unit of measurement.

And by all accounts, we’re year over year, quarter over, co quarter over quarter, continuing to grow a lot. And we actually have a huge pipeline to continue to grow even further. And we. 300 and over 350 million of capital committed to us by real estate groups around the world for us to continue to add hotels in their markets.

Real estate. Real estate funds around the world realize that Selina’s business model and Selina’s sourcing capabilities and conversion capabilities and operating capabilities can create a lot of value for the real estate owner. Remember that we don’t own in the real estate, we just lease, but we do create a lot of value for our owners.

And so people have committed capital to that strategy and say, Selina, I really like what you guys are doing. I want to buy a few hotels and for you to operate them and lease back from us. Right? So we have a lot of. From those partners committed to us for continuing to grow or allocated to us for continuing to grow.

So you can see on the, on think the, the chart that you’re talking about, um, how much, how much growth we’ve had from a footprint perspective and how much we’ve grown in, in countries and in unit count. Right? Um, but that’s something that I think will, will continue to do. But if not that interesting. What, what I think is more interesting is how we’ve grown our top line and how we’ve grown.

Key KPIs, right? The things that we measure is occupancy like any other hotel. Um, and we’re up 60% occupancy this half of the year, the first half of the year, over the first half of last year. The total revenue per occupied bed, what we call Trev Pub. And we’re up I think $10 from this first half of this year, compared to the first half of last year.

Those are two measurements that by all accounts, you know, without taking into consideration arelet’s say significant to see that kind of growth. I said before, and I’ll keep saying we’re, we’re not yet where we want to be, so we’re gonna always continue to find ways of, of continuously increasing those KPIs.

Mark Moran: And so we, we’ve touched on top line growth, but I’d like to hear a little bit about profitability and where you guys have been and where you are.

Steven O’Hayon: So profitability from, from an EBITDA perspective, again, we were adjusted EBIDA in 2020, the year of Covid, we we’re negative almost $44 million.

Last year, negative $26 million, and for the first half of this year, we’ve been a negative $4.4 million. So it’s still a negative EBITDA business, which we’re doing everything. We can’t turn that around, but I think that it’s pretty clear the trajectory is in the right direction, right? So even this half of this year versus the same first half of last year, We’ve almost cut it in half.

We know what we need to do to continue to bring that number to a positive number and then keep bringing it higher. But that’s been the trajectory since, since 2020. And I think, you know the majority of that improvement or not a big part of that improvement is as a result. Just being more efficient, right?

We’ve reduced our corporate overhead costs as a percentage of revenue significantly. We’ve increased our scale and we’ve increased our unit economics and, um, we’re, you know, driving all those top line KPIs. But that’s what’s bringing that, that number down. I think, as I said, we’re going to keep improving it.

Mark Moran: When you speak to improving the corporate costs, could you talk a little bit about how much that improvement has been recently on this path to profitability and especially as you transition to a public company from a private one?

Steven O’Hayon: Yeah, look, I think it the easiest way to say that in 2020, our corporate costs, they represented 93% of our revenue, and for the first half of this year, our corporate costs represented 20% of our revenue. You know, again, it’s still not the level that we want it to be, but that improvement is as a result of becoming much more efficient and more scaled, um, business.

So I think that’s, that’s the key metric in our path to profit.

Mark Moran: That’s really helpful. Now as we get towards the end of our conversation, I want to talk a little bit about the future vision of Selina for the expansion, but also the revenue diversification and would love to hear, you know, any thoughts on that and where you see the company a year from now, five years from now.

Steven O’Hayon: The best way to describe, but it comes down to this concept, this pyramid concept that we looked at, right? We have been for the last six years focused on building our physical infrastructure. Um, and what we’ve done very well, what we’re very proud of is, The brand that we’ve built, which we talked about, people all over the world resonate with this brand, can connect to this brand.

We’ve done it in a really authentic way without investing a lot in marketing, without investing a lot in brand awareness campaigns. Um, really, really low budget in those two areas, but been able to build something that truly speaks to the needs of this generation. So we’re proud about. We’re proud about the amount of physical locations that we’ve created around the world and the formula that we’ve built to continue to scale our physical presence around the world.

So we feel very comfortable by that. We can continue to add boxes all over the world, right? And the brand is strong. And so those are two things that are really difficult to do. In this world and we’ve been able to do them. So we’ve done the tough part. Um, the part of becoming operationally excellent.

That’s, um, I wouldn’t say easier because nothing is easy, but there is existing playbooks all over the world of other hotel companies that have done it. So we just have to pick those up and, and there is the area that we need to focus on, right? But that’s one layer, that’s the physical. What we’re really focused on now is creating the experiential layer, making all these.

Truly destinations the place to be where everything is happening across every location, and there’s always something to do. Um, and that’s what we’re focused on now, to activate the places even more. And then the real future of this company is the top that, that pinnacle, right, the top of the pyramid where people are interacting with our brand in more ways than just coming to sleep.

Drink a beer and eat a burger. They’re interacting with our brand, um, by going to festivals, by, by enjoying, uh, the music that we’re producing and by being part of our community and paying for access to this community all over the world. So I think about membership, I think about how to give, uh, the, you know, the millions and global citizens around the world.

One global home, one global. Office, one umbrella, brand umbrella where they can do everything. Um, and uh, and I think that’s where we’re headed.

Mark Moran: Phenomenal. And you touched a little bit on the future pipeline and the funding for that, but I want to ask you one last question before we conclude today’s Space. What is your favorite location of Selina that you’ve stayed at?

Steven O’Hayon: Oh, no. . Um, look, it’s, it’s a tough one. You know, we were a small team and every time that we opened the new Salina, we were all going there for the, we called managers visit and we were designing the place, and then we were all going there for the opening party. And it was really fun. Today, you know, I’m like getting notifications to my phone that a new Selina opened, right?

So I’m like, there’s a little bit disconnected because the growth has been so fast and the business has grown so much that all of a sudden new properties are opening and they look incredible and they look beautiful and they look better than any other property that has looked before and I haven’t been able to visit them.

Um, so I think that the way for me to answer the question, it always comes back to the first Selina, which is in a small. Uh, Surf Beach in, in Panama, um, nearby a small fisherman village where we started the business. It’s called Play Al Selina Vanel. Um, it’s a magical place. It’s a place that I go with my family, uh, once a year and stay a few months, and I think that’s gonna be my favorite probably forever.

Mark Moran: Amazing. Amazing, fantastic story. You know, Steven, I want to thank you for your time today in our second of three Twitter Spaces. Before we conclude, I just want to point out that you guys are in the business of democratizing accommodation. And now you’re also democratizing the access to Selina’s story and financials by doing the first road show for retail investors via Twitter spaces.

I want to note to everyone in the audience that the stock is currently trading under the “BOAS” ticker and pending the shareholder vote will change to the Selina “SLNA” ticker. I’d like to encourage everyone to go follow the at Selina Hotels page on Twitter as well as their Instagram. It’s got about 700,000 followers and is some great inspiration for future travel and also to follow Steven, Sam and Raifi, was a listener, the CEO here too.

But very much appreciate everyone’s time. We’re going to be back on Thursday. At 4:30pm ET for our last of the three Twitter spaces and we’re going to be having a Q&A session at the end of that. So we’re really going to open, uh, open up the wild beasts of FinTwiT. So please look forward to that and RSVP for the space.

But thank you Steven for your time and thanks everyone for attending.

Steven O’Hayon: Thanks, Mark. Thanks a lot to enjoyed it. Appreciate it.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests is set forth in the Registration Statement (and included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business

Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties to be contained in the Registration Statement and the proxy statement/prospectus included therein. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.